24-10133



RECEIVED NOV 7 2005 DIVISION OF CORPORATION FINANCE OFFICE OF EMERGING GROWTH COMPANIES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 1-A /A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

RECD S.E.C. NOV 7 2005 1086

KEYSTONE INSURERS GROUP, INC.
(Exact name of issuer as specified in its charter)

Pennsylvania
(State or other jurisdiction of incorporation or organization)

1995 Point Township Drive; Northumberland, Pennsylvania 17857; (570) 473-4302
Address, including zip code, and telephone number, including area code of issuer's principal executive office)

1995 Point Township Drive; Northumberland, Pennsylvania 17857; (570) 473-4302
(Name, address, including zip code, and telephone number, including area code, of agent for service)

6411	23-2263940
(Primary Standard Industria Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PROCESSED
NOV 09 2005
THOMSON FINANCIAL

OMB Number: 3235-0286
Expires: November 30, 2004
Estimated average burden
hours per response. . . 608.00

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Northumberland, Pennsylvania, on November 4, 2005.

KEYSTONE INSURERS GROUP, INC.

By: ______________________
Name: David E. Boedker, Sr.
Title: President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

David E. Boedker, Sr.	President and Chief Executive Officer	
Michael Azar	Chief Financial Officer	
Michael Kilmer	Chairman, Director	
John Duncan, Jr.	Director	
William Jones	Director	
Robert Naginey	Director	
Thomas Parkins	Director	
Todd Roadman	Director	
Robert Seltzer, Jr.	Director	
Thomas Troutman	Director	
Carl DeYulis	Director	

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Northumberland, Pennsylvania, on November 4, 2005.

KEYSTONE INSURERS GROUP, INC.

By:_________________________
Name: David E. Boedker, Sr.
Title: President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Capacity	Date
David E. Boedker, Sr.	President and Chief Executive Officer	
Michael Azar	Chief Financial Officer	
Michael Kilmer	Chairman, Director	
John Duncan, Jr.	Director	
William Jones	Director	
Robert Naginey	Director	
Thomas Parkins	Director	
Todd Roadman	Director	
Robert Seltzer, Jr.	Director	
Thomas Troutman	Director	
Carl DeYulis	Director	

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Northumberland, Pennsylvania, on November 4, 2005

KEYSTONE INSURERS GROUP, INC.

By:__________________________
Name: David E. Boedker, Sr.
Title: President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
David E. Boedker, Sr.	President and Chief Executive Officer	
Michael Azar	Chief Financial Officer	
Michael Kilmer	Chairman, Director	
John Duncan, Jr.	Director	
William Jones	Director	
Robert Naginey	Director	
Thomas Parkins	Director	
Todd Roadman	Director	
Robert Seltzer, Jr.	Director	
Thomas Troutman	Director	
Carl DeYulis	Director	

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Northumberland, Pennsylvania, on November Y, 2005.

KEYSTONE INSURERS GROUP, INC.

By:______________________
Name: David E. Boedker, Sr.
Title: President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Capacity	Date
David E. Boedker, Sr.	President and Chief Executive Officer	
Michael Azar	Chief Financial Officer	
Michael Kilmer	Chairman, Director	
John Duncan, Jr.	Director	
William Jones	Director	
Robert Naginey	Director	
Thomas Parkins	Director	
Todd Roadman	Director	
Robert Seltzer, Jr.	Director	
Thomas Troutman	Director	
Carl DeYulis	Director	

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Northumberland, Pennsylvania, on November 4, 2005.

KEYSTONE INSURERS GROUP, INC.

By:____________________
Name: David E. Boedker, Sr.
Title: President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Capacity	Date
David E. Boedker, Sr.	President and Chief Executive Officer	
Michael Azar	Chief Financial Officer	
Michael Kilmer	Chairman, Director	
John Duncan, Jr.	Director	
William Jones	Director	
Robert Naginey	Director	
Thomas Parkins	Director	
Todd Roadman	Director	
Robert W. Seltzer (signature) Robert Seltzer, Jr.	Director	
Thomas Troutman	Director	
Carl DeYulis	Director	

NOV. 7. 2005 12:33PM 4125925636

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Northumberland, Pennsylvania, on November 4, 2005.

KEYSTONE INSURERS GROUP, INC.

By:________________________
Name: David E. Boedker, Sr.
Title: President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Capacity	Date
David E. Boedker, Sr.	President and Chief Executive Officer	
Michael Azar	Chief Financial Officer	
Michael Kilmer	Chairman, Director	
John Duncan, Jr.	Director	
William Jones	Director	
Robert Naginey	Director	
Thomas Parkins	Director	
Todd Roadman	Director	
Robert Seltzer, Jr.	Director	
Thomas Troutman	Director	11/4/05
Carl DeYulis	Director	

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Northumberland, Pennsylvania, on November 4, 2005.

KEYSTONE INSURERS GROUP, INC.

By:__________________________
Name: David E. Boedker, Sr.
Title: President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Capacity	Date
David E. Boedker, Sr.	President and Chief Executive Officer	
Michael Azar	Chief Financial Officer	
Michael Kilmer	Chairman, Director	
John Duncan, Jr.	Director	
William Jones	Director	
Robert Naginey	Director	
Thomas Parkins	Director	
Todd Roadman	Director	
Robert Seltzer, Jr.	Director	
Thomas Troutman	Director	
Carl DeYulis (signed: Carl O. DeYulis)	Director	11/4/05